August 28, 2006

Deloitte & Touche LLP

400, 706 - 7 Avenue SW

Calgary, AB  T2P OZ2

and

KPMG LLP

Suite 1200, Bow Valley Square II,

205-5th Ave. SW

Calgary AB T2P 4B9

Dear Sirs:

Re:

Notice of Change of Auditor

On June 23, 2006 Deloitte & Touche LLP advised Energy Exploration Technologies Inc. (the "Company") that it will not stand as auditor of the Company at its next annual meeting of shareholders and as of the date of the advisement immediately resigned as auditor for the Company.

The Directors of the Company propose to appoint KPMG LLP, as auditor for the Company to fill the vacancy created by Deloitte & Touche LLP, effective August 28, 2006 and to have the shareholders of the Company ratify and approve the appointment of KPMG LLP, as the Company's auditors at its next annual meeting of shareholders.

We confirm that there have been no reportable events as defined in NI 51-102 with Deloitte & Touche LLP and there have been no adverse, qualified or denied audit opinions contained in the auditors' report on the Company's annual financial statements for the preceding two fiscal years, and there are no similar reservations contained in any auditors' report or comments on interim financial statements for any subsequent period preceding the date of this notice.  The annual financial statements for the preceding two fiscal years include comments by Deloitte & Touche LLP in their capacity as an Independent Registered Chartered Accountant, on Canada – United States reporting differences which include explanatory paragraphs when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going conver, such as those described in the note 1 to the consolidated financial statements for the year ended December 31, 2005.

The proposal to change the Company's auditor has been considered and approved by the Audit Committee and the Board of Directors of the Company, and is further subject to the approval and ratification of the shareholders of the Company, which will be sought at the Company's next annual meeting.

BY ORDER OF THE BOARD

ENERGY EXPLORATION TECHNOLOGIES INC.

/s/ George Liszicasz

George Liszicasz
Chief Executive Officer